Cytori Therapeutics, Inc.

3020 Callan Road

San Diego, CA 92121

March 28, 2017

VIA EDGAR

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Cytori Therapeutics, Inc.

Registration Statement on Form S-1

Filed December 30, 2016

File No. 333-215365

Dear Ms. Ravitz:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Cytori Therapeutics, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:30 P.M. Eastern Time on March 30, 2017, or as soon as practicable thereafter.

     The undersigned, on behalf of the Company, acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact Cheston J. Larson, Esq. of Latham & Watkins LLP at (858) 523-5435.  Thank you for your assistance and cooperation in this matter.

Very truly yours,

CYTORI THERAPEUTICS, INC.

By:  _/s/ Tiago M. Girão______

Tiago M. Girão

                        Chief Financial Officer

cc:Cheston J. Larson, Esq., Latham & Watkins LLP